May 10, 2013

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:           Neuberger Berman Alternative Funds; Post-Effective Amendment No. 24
-Neuberger Berman Flexible Select Fund
-1933 Act File No. 333-122847
-1940 Act File No. 811-21715

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on April 15, 2013, regarding your review of Post-Effective Amendment No. 24 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (“Registrant”) on behalf of its series listed above (the “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 24 will become effective on May 13, 2013.  We expect to file Post-Effective Amendment No. 27 on or about May 10, 2013, which will become effective on May 13, 2013, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus

Comment 1:  In the first paragraph of the “Principal Investment Strategies” section, please clarify what is meant by the last sentence.

Response:  The Registrant has deleted the last sentence and revised the fourth paragraph of the “Principal Investment Strategies” section so that it includes and expands upon the disclosure previously contained in the last sentence as follows:

In selecting the Fund’s equity securities, the Portfolio Manager invests in the equity security positions chosen by a select group of Neuberger Berman portfolio managers (the “Underlying Managers”), purchasing each Underlying Manager’s largest equity

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
May 10, 2013

positions, subject to certain exceptions.  The Fund also seeks to replicate each Underlying Manager’s principal asset allocation decisions by adjusting the proportion of the Fund allocated to the equity and fixed income asset classes and cash based on the asset allocations of the Underlying Managers.

In addition, the Registrant has moved the fourth paragraph so that it is now the second paragraph in the “Principal Investment Strategies” section.

Comment 2:  In the “Principal Investment Strategies” section, please clarify what is meant by the term “cash equivalent asset class.”

Response:  In the “Principal Investment Strategies” section, the Registrant has revised the term “cash equivalent asset class” to “cash or cash equivalents.”

Comment 3:  In the “Principal Investment Strategies” section, please clarify what is meant by the term “highest conviction equity holdings” in the fourth paragraph.

Response:  In the “Principal Investment Strategies” section, the Registrant has revised the term “highest conviction equity holdings” to “largest equity positions.”

Comment 4:  In the “Principal Investment Strategies” section, please indicate that the affiliated underlying fund that the Fund will invest in (the “Underlying Fund”) is the Neuberger Berman Core Bond Fund and provide more information about the Underlying Fund.  In addition, if the Fund will invest directly in fixed income securities, please provide more information about the types of fixed income securities that the Fund may invest in directly.

Response:  The Registrant has revised the “Principal Investment Strategies” section to include the name of the Underlying Fund and to add the following information about the Underlying Fund:

About the Underlying Fund

The Underlying Fund normally invests in a diversified mix of investment grade fixed rate and floating rate debt securities and seeks to maintain its target average duration within one year, and generally seeks to maintain its target average duration within a maximum of two years, of the average duration of the bonds in the Barclays U.S. Aggregate Bond Index.  The Underlying Fund may invest in a broad array of fixed income securities, including: securities issued or guaranteed as to principal or interest by the U.S. government or any of its agencies or instrumentalities;

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
May 10, 2013

corporate bonds; commercial paper; and mortgage-backed securities and other asset-backed securities. Securities in which the Underlying Fund may invest may be structured as fixed rate debt, floating rate debt, and debt that may not pay interest at the time of issuance. The Underlying Fund may also engage in when-issued and delayed-delivery transactions (such as to-be-announced mortgage-backed securities), which involve a commitment by the Underlying Fund to purchase securities that will be issued at a later date.

The Registrant currently does not plan to invest directly in fixed income securities.

Comment 5:  If the Fund will invest in mortgage- or asset-backed securities, lower-rated debt securities, or when-issued and delayed-delivery securities, please include disclosure about these investments in the “Principal Investment Strategies” section.

Response:  The Registrant currently does not intend for the Fund to invest directly in mortgage- or asset-backed securities or when-issued and delayed-delivery securities.  However, the Underlying Fund may invest in such securities and the description of the Underlying Fund’s strategies added to the “Principal Investment Strategies” section includes disclosure about these types of investments.  The Registrant has not added disclosure about lower-rated debt securities since the Fund and the Underlying Fund do not currently intend to invest in lower-rated debt securities.

Comment 6:  If the Fund may invest in the various types of equity securities and fixed income securities listed under the “Descriptions of Certain Practices and Security Types” section, please include disclosure about those various types of equity securities and fixed income securities in the “Principal Investment Strategies” section.

Response:  The Registrant has made the requested change.

Comment 7:  In the first sentence of the first paragraph of the risk entitled “Other Investment Company Risk and Risks of Investing in an Underlying Fund” in the “Principal Investment Risks” section, please replace the word “may” with “intends to.”

Response:  The Registrant has made the requested change.

Comment 8:  In the risk entitled “Other Investment Company Risk and Risks of Investing in an Underlying Fund – Interest Rate Risk” in the “Principal Investment Risks” and “Additional Information about Principal Investment Risks” sections, if the Fund will not be investing in derivatives as part of its principal investment strategies, please remove the reference to derivatives.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
May 10, 2013

Response:  The Registrant has made the requested change.

Comment 9:  In the risk entitled “Other Investment Company Risk and Risks of Investing in an Underlying Fund – Interest Rate Risk” in the “Additional Information about Principal Investment Risks” section, please remove the ninth sentence.

Response:  The Registrant has made the requested change.

Statement of Additional Information

Comment 10:  Under the heading “Japanese Investments” in the “Investment Information – Additional Investment Information” section, please confirm whether the second sentence is accurate.

Response:  The Registrant has deleted the paragraph under the heading “Japanese Investments” in the “Investment Information – Additional Investment Information” section.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403 or Franklin H. Na at (202) 778-9473.  Thank you for your attention to this matter.

Sincerely,

/s/ Marguerite W. Laurent
Marguerite W. Laurent